UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1


                           Aerial Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares ($1.00 par value)

                         (Title of Class of Securities)


                                    007655103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      LeRoy T. Carlson, Jr. (312) 630-1900
                      President and Chief Executive Officer
                        Telephone and Data Systems, Inc.
            30 N. LaSalle Street, Suite 4000, Chicago, Illinois 60602
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 18, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
--------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------


CUSIP No.  007655103                  13D      Page     2     of     8     Pages
           ---------                               ---------    ---------
--------------------------------------------------------------------------------



     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Telephone and Data Systems, Inc.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

                 00
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) or 2(e)                                       |_|

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

               NUMBER OF                7       SOLE VOTING POWER - 59,086,000
                SHARES                          shares  -  Includes   40,000,000
            BENEFICIALLY                        Series  A  Common  Shares  which
                OWNED BY                        have fifteen  votes per share on
                EACH                            all matters and are  convertible
             REPORTING                          on a share-for-share  basis into
               PERSON                           Common  Shares  and   19,086,000
                 WITH                           Common  Shares.  See  Item 5 for
                                                further explanation.

                                        8       SHARED VOTING POWER

                                                -0-

                                        9       SOLE DISPOSITIVE POWER

                                                Same as 7 above.

                                       10       SHARED DISPOSITIVE POWER

                                                -0-

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 Same as 7 above.

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*    |_|


     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 60.0% of the outstanding Common Shares of the Issuer for a combined total of approximately 82.3% of the Issuer's outstanding classes of capital stock and approximately 98.0% of their combined voting power.**

     14        TYPE OF REPORTING PERSON*

                 HC, CO
--------  ---------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     **Based on 31,788,900 Common Shares and 40,000,000 Series A Common Shares outstanding on November 30, 1998.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------



CUSIP No.  007655103                  13D      Page     3     of     8     Pages
           ---------                                ---------    ---------
--------------------------------------------------------------------------------



      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 The Trustees of the Voting Trust under Agreement dated June 30, 1989

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

                 00

      5        CHECK  BOX IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)    |_|


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
                                             7       SOLE VOTING POWER
              NUMBER OF                                -0-
                SHARES
             BENEFICIALLY                    8       SHARED  VOTING  POWER  -
                OWNED BY                             59,086,000     shares     -
                 EACH                                Includes  40,000,000 Series
              REPORTING                              A Common  Shares which have
                PERSON                               fifteen  votes per share on
                  WITH                               all    matters    and   are
                                                     convertible       on      a
                                                     share-for-share  basis into
                                                     Common      Shares      and
                                                     19,086,000  Common  Shares.
                                                     See  Item  5  for   further
                                                     explanation.

                                             9       SOLE DISPOSITIVE POWER

                                                       -0-

                                            10       SHARED DISPOSITIVE POWER

                                                     Same as 8 above.

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 Same as 8 above.

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES* |_|


     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Reporting persons may be deemed to beneficially own 100% of the outstanding Series A Common Shares of the Issuer and approximately 60.0% of the outstanding Common Shares of the Issuer for a combined total of approximately 82.3% of the Issuer's outstanding classes of capital stock and approximately 98.0% of their combined voting power.**

     14        TYPE OF REPORTING PERSON*

                 00
--------  ---------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


      **Based on 31,788,900 Common Shares and 40,000,000 Series A Common Shares outstanding on November 30, 1998.

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 4 of 8 Pages


         This Amendment  Number 1 to the Schedule 13D is being filed pursuant to
Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., a Delaware corporation ("TDS"). This amended Schedule 13D relates to the ownership by TDS of Common Shares, par value $1.00 per share ("Common Shares"), and/or Series A Common Shares, par value $1.00 per share ("Series A Common Shares") of Aerial Communications, Inc., a Delaware corporation (the "Issuer").


     Item 1.      Security and Issuer.
                  --------------------
         This statement relates to the Common Shares, par value $1.00 per share, of the Issuer. The principal executive office of the Issuer is located at 8410 West Bryn Mawr, Suite 700, Chicago, Illinois 60631.


     Item 2.      Identity and Background.
                  ------------------------
         TDS and the Trustees of the Voting Trust under Agreement dated June 30, 1989 ("The Voting Trust"), are filing this Schedule 13D amendment concerning their direct and indirect beneficial ownership of Common Shares. The following sets forth information with respect to Items 2(a) through 2(f) for TDS and the Trustees of the TDS Voting Trust.

         TDS. TDS is a Delaware corporation. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS, directly and through its subsidiaries, has cellular telephone, local telephone, and personal communications services operations. The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

         The Trustees of the Voting Trust. The principal business address of The Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The information with respect to the trustees of The Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

         To the knowledge of LeRoy T. Carlson, Jr., during the last five years, none of TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         To the knowledge of LeRoy T. Carlson, Jr., during the last five years, none of TDS, The Voting Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     Item 3.      Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------
         The information contained in Item 4 below, is incorporated herein by reference.


     Item 4.      Purpose of Transaction.
                  -----------------------
         As previously reported, on December 18, 1997, TDS proposed to the Board of Directors of the Issuer to complete a transaction pursuant to which TDS would issue shares of tracking stock of TDS in exchange for each of the Common Shares of the Issuer which are not owned by TDS pursuant to a merger between a subsidiary of TDS and the Issuer (the "Offer"). Representatives of TDS have been unable to negotiate a mutually acceptable transaction relating to the Offer with the special committee of the Issuer. As a result, on December 18, 1998, TDS announced that the TDS Board of Directors has withdrawn the Offer and has terminated all negotiations and discussions relating thereto.

         On December 18, 1998, TDS announced that it is pursuing a tax-free spin-off of its 82.3% interest in the Issuer, as well as reviewing other alternatives. TDS intends to ask the Internal Revenue Service (IRS) to rule on the tax-free status of such a spin-off. There are a number of conditions for a spin-off to occur, including receipt of a favorable IRS ruling, final approval

Schedule 13D
Issuer:  Aerial Communications, Inc.
Page 5 of 8 Pages


by the TDS Board of Directors, certain government and third party approvals and review by the Securities and Exchange Commission (SEC) of appropriate SEC filings. Prior to any spin-off, it is expected that the Issuer will seek additional financing so that the Issuer would have the appropriate capitalization to operate as a stand-alone entity. In connection with such financing, it is contemplated that a substantial amount of the Issuer's debt to TDS may be converted into equity. TDS intends to seek shareholder approval of a proposal to distribute Series A Common Shares of the Issuer on a pro-rata to holders of TDS Series A Common Shares and Common Shares of the Issuer on a pro-rata basis to holders of TDS Common Shares. There can be no assurance that a spin-off will be consummated or that other alternatives will not be pursued.




     Item 5.      Interest in Securities of the Issuer.
                  -------------------------------------
         (I)      TDS.
                  ----
                  (a) As of November 30, 1998, TDS may be deemed to beneficially own, pursuant to Rule 13d- 3(d)(1)(i), an aggregate of 19,086,000 Common Shares which is approximately 60.0% of such shares outstanding. This includes 19,086,000 Common Shares and 40,000,000 Series A Common Shares which have fifteen votes per share on all matters and are convertible on share-for-basis into Common Shares.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:
                                    --------------------------------------
                                    TDS  is  the  direct   beneficial  owner  of
                                    19,086,000   Common  Shares  and  40,000,000
                                    Series  A  Common   Shares  of  the   Issuer
                                    representing   approximately  82.3%  of  all
                                    classes of common shares of the Issuer.  The
                                    Series A Common  Shares have  fifteen  votes
                                    per share on all matters and are convertible
                                    on  a  share-for-share   basis  into  Common
                                    Shares.  TDS  has  sole  voting  power  with
                                    respect to an aggregate of 19,086,000 Common
                                    Shares and 40,000,000 Series A Common Shares
                                    representing   approximately  98.0%  of  the
                                    combined voting power of the Common Shares and the Series A Common Shares. As a result of such ownership, TDS has the voting power to elect all of the directors of the Issuer.

                           (ii)     Shared Power to Vote or Direct the Vote:
                                    ----------------------------------------
                                    None.

                          (iii)     Sole  Power to  Dispose or Direct the
                                    Disposition:
                                    -------------------------------------
                                    TDS has sole power to dispose of  19,086,000
                                    Common Shares and 40,000,000 Series A Common
                                    Shares, representing approximately 82.3% of all classes of capital stock outstanding.

                           (iv)     Shared  Power to Dispose or Direct the
                                    Disposition:
                                    --------------------------------------
                                    None.

                  (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares by TDS, except as disclosed in Item 4, and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares beneficially owned by TDS.

                  (e)      Not Applicable.

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 6 of 8 Pages



         (II) Directors and Executive Officers of TDS.
              ----------------------------------------
                  (a) - (b)See  Appendix  D  attached  hereto  and  incorporated herein by reference.

                  (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in the Common Shares by any Director or Executive Officer of TDS, and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Common Shares beneficially owned by the persons listed in Appendix D.

                  (e)      Not applicable.


         (III) The Voting Trust.
               ----------------
                  (a) As of November 30, 1998, pursuant to Rule 13d-3(d)(1)(i), The Voting Trust may be deemed to beneficially own an aggregate of 19,086,000 Common Shares representing 60.0% of such shares. This includes 19,086,000 Common Shares and 40,000,000 Series A Common Shares.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:
                                    --------------------------------------
                                    None.

                           (ii)     Shared Power to Vote or Direct the Vote:
                                    ----------------------------------------
                                    The Voting  Trust is the  direct  beneficial
                                    owner of TDS  Series A  Common  Shares.  The
                                    Voting  Trust  holds and the  trustees  vote
                                    6,348,236  Series  A Common  Shares  of TDS,
                                    representing   approximately  91.3%  of  the
                                    outstanding TDS Series A Common Shares, and approximately 51.3% of the combined voting power of TDS Series A Common Shares and TDS Common Shares.2 Therefore, the Voting Trust may direct a majority of the combined voting power of TDS, which has the voting power to elect all directors of the Issuer and has approximately 98.0% of the combined voting power of the Issuer with respect to matters other than the election of directors.

                          (iii)     Sole  Power to  Dispose or Direct the
                                    Disposition:
                                    -------------------------------------
                                    None.

                           (iv)     Shared   Power  to  Dispose  or  Direct  the
                                    Disposition:
                                    --------------------------------------------
                                    The    information    contained    in   Item
                                    5.III(b)(ii) above is incorporated herein by
                                    reference.  Through  the ability to direct a
                                    majority  of the  combined  voting  power of
                                    TDS,  The Voting  Trust  trustees  share the
                                    power   to   direct   the   disposition   of
                                    19,086,000   Common  Shares  and  40,000,000
                                    Series  A  Common   Shares  of  the  Issuer,
                                    representing 82.3% of all classes of capital stock outstanding of the Issuer.

                  (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by The Voting Trust except to the extent disclosed herein.

--------
  2 Based on 54,214,590 Common Shares of TDS and 6,947,513 Series A Common Shares outstanding on November 30, 1998.

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 7 of 8 Pages

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than TDS is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares or Series A Common Shares of the Issuer beneficially owned by The Voting Trust.

                  (e)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
---------------------------------------------------------------------------
         The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of The Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust.

         The Voting Trust trustees hold and vote 6,348,236 TDS Series A Common Shares held in The Voting Trust, representing 91.3% of the outstanding TDS Series A Common Shares, and approximately 51.3% of the combined voting power of the TDS Series A Common Shares and TDS Common Shares. Therefore, The Voting Trust trustees may direct a majority of the combined voting power of TDS which has the sole voting power with respect to approximately 98.0% of the combined voting power of the Issuer.


     Item 7.      Material to be Filed as Exhibits.
                  ---------------------------------
         The Voting Trust Agreement dated June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 9.1 to the Annual Report on Form 10-K for the year ended December 31, 1997 of Aerial Communications, Inc.


                                   * * * * * *

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 8 of 8 Pages


                             JOINT FILING AGREEMENT

                  The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 18, 1998.

TELEPHONE AND DATA SYSTEMS, INC.                         THE VOTING TRUST



By: /s/ LeRoy T. Carlson, Jr.                 By:  /s/ LeRoy T. Carlson, Jr.
    -------------------------                      -------------------------
    LeRoy T. Carlson, Jr.                          LeRoy T. Carlson, Jr.
    President and Chief Executive Officer          As Trustee and Attorney-in-
                                                       Fact for other Trustees*





                                             *Pursuant to Joint Filing Agreement
                                             and  Power of  Attorney  previously
                                             filed  with  the   Securities   and
                                             Exchange       Commission       and
                                             incorporated by reference herein.


































             Signature Page to the 1st Amendment to the Schedule 13D
         relating to the direct and indirect beneficial ownership of the
                 Common Shares of Aerial Communications, Inc. by
      Telephone and Data Systems, Inc., and The Voting Trust, respectively.

     Schedule 13D
     Issuer:      Aerial Communications, Inc.
     Page 1 of 5 of Appendix A


                                   APPENDIX A

                                DIRECTORS OF TDS
                                ----------------

     (I)          (a)      Name:
                           -----
                           LeRoy T. Carlson

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Chairman of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (II)         (a)      Name:
                           -----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:      Aerial Communications, Inc.
     Page 2 of 5 of Appendix A

     (III)        (a)      Name:
                           -----
                           Sandra L. Helton

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Executive   Vice  President  -  Finance  and  CFO  of
                           Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (IV)         (a)      Name:
                           -----
                           James Barr, III

                  (b)      Business Address:
                           -----------------
                           TDS Telecommunications Corporation
                           301 South Westfield Road
                           Madison, Wisconsin  53705-0158

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President of TDS  Telecommunications  Corporation,  a
                           wholly-owned   subsidiary   of  Telephone   and  Data
                           Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (V)          (a)      Name:
                           -----
                           Walter C.D. Carlson

                  (b)      Business Address:
                           -----------------
                           Sidley & Austin
                           One First National Plaza
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Sidley & Austin

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:      Aerial Communications, Inc.
     Page 3 of 5 of Appendix A

     (VI)         (a)      Name:
                           -----
                           Letitia G.C. Carlson

                  (b)      Residence Address:
                           ------------------
                           7604 Fairfax Road
                           Bethesda, Maryland  20814

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Medical Doctor

                  (d)      Citizenship:
                           ------------
                           United States


     (VII)        (a)      Name:
                           -----
                           Donald C. Nebergall

                  (b)      Residence Address:
                           ------------------
                           2919 Applewood Place, N.E.
                           Cedar Rapids, Iowa  52402

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Consultant to Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (VIII)       (a)      Name:
                           -----
                           Herbert S. Wander

                  (b)      Business Address:
                           -----------------
                           Katten, Muchin & Zavis
                           525 West Monroe Street
                           Suite 1600
                           Chicago, Illinois 60606-3693

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Katten, Muchin & Zavis

                  (d)      Citizenship
                           -----------
                           United States

     Schedule 13D
     Issuer:      Aerial Communications, Inc.
     Page 4 of 5 of Appendix A

     (IX)         (a)      Name:
                           -----
                           George W. Off

                  (b)      Business Address:
                           -----------------
                           Catalina Marketing Group
                           11300 Ninth Street North
                           St. Petersburg, Florida  33716

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of Catalina Marketing Corporation

                  (d)      Citizenship:
                           ------------
                           United States


     (X)          (a)      Name:
                           -----
                           Martin L. Solomon

                  (b)      Business Address:
                           -----------------
                           2665 South Bayshore Drive, Suite 906
                           Coconut Grove, Florida 33133

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Chairman and CEO of American Country Holdings, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (XI)         (a)      Name:
                           -----
                           Kevin A. Mundt

                  (b)      Business Address:
                           -----------------
                           Mercer Management Consulting, Inc.
                           33 Hayden Avenue
                           Lexington, MA  02173

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice   President  -  Retail   Group  Head  of  Mercer
                           Management Consulting, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:      Aerial Communications, Inc.
     Page 5 of 5 of Appendix A

     (XII)        (a)      Name:
                           -----
                           Murray L. Swanson

                  (b)      Business Address:
                           -----------------
                           1118 Sheridan Road
                           Evanston, Illinois 60202

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Managing Director and CEO of Sonera Corporation U.S.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 1 of 6 of Appendix B

                                   APPENDIX B

                            EXECUTIVE OFFICERS OF TDS
                            -------------------------

     (I)          (a)      Name:
                           -----
                           LeRoy T. Carlson

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Chairman of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (II)         (a)      Name:
                           -----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 2 of 6 of Appendix B

     (III)        (a)      Name:
                           -----
                           Sandra L. Helton

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Executive   Vice  President  -  Finance  and  CFO  of
                           Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (IV)         (a)      Name:
                           -----
                           Rudolph E. Hornacek

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Engineering of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (V)          (a)      Name:
                           -----
                           H. Donald Nelson

                  (b)      Business Address:
                           -----------------
                           United States Cellular Corporation
                           8410 West Bryn Mawr
                           Suite 700
                           Chicago, Illinois  60631

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of United States Cellular Corporation, an over 80%- owned subsidiary of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 3 of 6 of Appendix B

     (VI)         (a)      Name:
                           -----
                           James Barr, III

                  (b)      Business Address:
                           -----------------
                           TDS Telecommunications Corporation
                           301 South Westfield Road
                           Madison, Wisconsin  53705-0158

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President of TDS  Telecommunications  Corporation,  a
                           wholly-owned   subsidiary   of  Telephone   and  Data
                           Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States


     (VII)        (a)      Name:
                           -----
                           Donald W. Warkentin

                  (b)      Business Address:
                           -----------------
                           Aerial Communications, Inc.
                           8410 West Bryn Mawr Avenue
                           Suite 1100
                           Chicago, Illinois  60631

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President of Aerial Communications, Inc., an over 80%-owned subsidiary of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (VIII)       (a)      Name:
                           -----
                           Scott H. Williamson

                  (b)      Business Address:
                           -----------------
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Senior Vice President - Acquisitions of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 4 of 6 of Appendix B

     (IX)         (a)      Name:
                           -----
                           Michael K. Chesney

                  (b)      Business Address:
                           -----------------
                           1014 South Briarcliffe Circle
                           Maryville, Tennessee 37803

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (X)          (a)      Name:
                           -----
                           George L. Dienes

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (XI)         (a)      Name:
                           -----
                           C. Theodore Herbert

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Human Resources of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 5 of 6 of Appendix B

     (XII)        (a)      Name:
                           -----
                           Peter L. Sereda

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President and Treasurer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (XIII)       (a)      Name:
                           -----
                           Mark A. Steinkrauss

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Corporate Relations of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (XIV)        (a)      Name:
                           -----
                           Edward W. Towers

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois   60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President-Corporate Development and Operations of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 6 of 6 of Appendix B

     (XV)         (a)      Name:
                           -----
                           Byron A. Wertz

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           8000 West 78th Street, Suite 400
                           Minneapolis, Minnesota  55439

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President - Corporate Development of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (XVI)        (a)      Name:
                           -----
                           Gregory J. Wilkinson

                  (b)      Business Address:
                           -----------------
                           TDS Corporate Madison
                           8401 Greenway Boulevard
                           P.O. Box 628010
                           Middleton, Wisconsin  53562-8010

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Vice President and Corporate Controller of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (XVII)       (a)      Name:
                           -----
                           Michael G. Hron

                  (b)      Business Address:
                           -----------------
                           Sidley & Austin
                           One First National Plaza
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Sidley & Austin and Secretary of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 1 of 2 of Appendix C


                                   APPENDIX C

                          TRUSTEES OF THE VOTING TRUST


     (I)          (a)      Name:
                           -----
                           LeRoy T. Carlson, Jr.

                  (b)      Business Address:
                           -----------------
                           Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois  60602

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           President and Chief Executive Officer of Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (II)         (a)      Name:
                           -----
                           Walter C.D. Carlson

                  (b)      Business Address:
                           -----------------
                           Sidley & Austin
                           One First National Plaza
                           Chicago, Illinois  60603

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Partner of the law firm of Sidley & Austin

                  (d)      Citizenship:
                           ------------
                           United States

     (III)        (a)      Name:
                           -----
                           Letitia G.C. Carlson

                  (b)      Residence Address:
                           ------------------
                           7604 Fairfax Road
                           Bethesda, Maryland 20814

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Medical Doctor

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 2 of 2 of Appendix C

     (IV)         (a)      Name:
                           -----
                           Donald C. Nebergall

                  (b)      Residence Address:
                           ------------------
                           2919 Applewood Place, N.E.
                           Cedar Rapids, Iowa  52402

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Consultant to Telephone and Data Systems, Inc.

                  (d)      Citizenship:
                           ------------
                           United States

     (V)          (a)      Name:
                           -----
                           Melanie J. Heald

                  (b)      Business Address:
                           -----------------
                           7410 Longmeadow Road
                           Madison, Wisconsin  53717

                  (c)      Present Principal Occupation or Employment:
                           -------------------------------------------
                           Homemaker

                  (d)      Citizenship:
                           ------------
                           United States

     Schedule 13D
     Issuer:  Aerial Communications, Inc.
     Page 1 of 1 of Appendix D

                                   APPENDIX D


                                             Number of
                                         Common Shares           Percentage of
                                            Beneficially           Class
                                         Owned as of Latest      of the Issuer's
                  Name                 Practicable Date          Common Shares
                  ----                ----------------------    ----------------
     James Barr, III                                     --            --

     LeRoy T. Carlson                                 1,243            *

     LeRoy T. Carlson, Jr. (1)                        8,400            *

     Letitia G. C.  Carlson                              --            --

     Walter C. D. Carlson                             2,001            *

     Michael K. Chesney                                  --            --

     George L. Dienes                                    --            --

     Sandra L. Helton                                    --            --

     C. Theodore Herbert (1)                             --            --

     Rudolph E. Hornacek                                 --            --

     Michael G. Hron (1)                                 --            --

     Donald C. Nebergall                                 --            --

     H. Donald Nelson                                    --            --

     Peter L. Sereda                                     --            --

     George W. Off                                    1,000            *

     Martin L. Solomon                                   --            --

     Mark A. Steinkrauss                                500            --

     Murray L. Swanson                               10,100            *

     Edward W. Towers                                    --            --

     Herbert S. Wander                                   --            --

     Donald W. Warkentin                            133,704            *

     Byron A. Wertz                                      --            --

     Gregory J. Wilkinson                                --            --
                                                                       --
                                    ----------------------- -------------------

         Total                                      156,948            *
                                                    =======         =======
     ---------------
     * Less than 1%

     1 Messrs. Carlson, Jr., Herbert and Hron are members of the investment management committee of the Telephone and Data Systems, Inc., Tax-Deferred Savings Plan (the "Plan"). As of the latest practicable date for which information was available, the Plan was the record holder of 281,828 Aerial Communications, Inc. Common Shares. In accordance with the position of the SEC's Division of Corporation Finance, such persons may be deemed to beneficially own Common Shares held by the Plan because they may be deemed to have investment or voting power over such shares. Such persons disclaim beneficial ownership of such shares, except as reported herein.